SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported) : November 8, 2001

SIMON PROPERTY GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-14469	046268599
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

115 WEST WASHINGTON STREET		
INDIANAPOLIS, INDIANA		46204
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **317.636.1600**

Not Applicable
(Former name or former address, if changed since last report)

Item 5. Other Events

On November 8, 2001, the Registrant issued a press release containing information on earnings for the quarter ended September 30, 2001 and other matters. A copy of the press release is included as an exhibit to this filing.

On November 8, 2001, the Registrant held a conference call to discuss earnings for the quarter ended September 30, 2001 and other matters. A transcript of this conference call is included as an exhibit to this filing.

On November 14, 2001, the Registrant made available additional ownership and operation information concerning the Registrant, SPG Realty Consultants, Inc. (the Registrant's paired-share affiliate), Simon Property Group, L.P., and properties owned or managed as of September 30, 2001, in the form of a Supplemental Information package, a copy of which is included as an exhibit to this filing. The Supplemental Information package is available upon request as specified therein.

Item 7. Financial Statements and Exhibits

Financial Statements:

> **None**

Exhibits:

Exhibit No.	Description	
99.1	Supplemental Information as of September 30, 2001	5
99.2	Earnings Release for the quarter ended September 30, 2001	36
99.3	Teleconference Text for the quarter ended September 30, 2001	43

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 13, 2001

SIMON PROPERTY GROUP, INC.

By: /s/ Stephen E. Sterrett
        Stephen E. Sterrett,
        Executive Vice President and
        Chief Financial Officer

SIMON PROPERTY GROUP
Table of Contents
As of September 30, 2001

Description

Exhibit 99.1

SIMON PROPERTY GROUP
Overview

The Company

Simon Property Group, Inc. ("SPG") (NYSE:SPG) is a self-administered and self-managed real estate investment trust ("REIT"). Simon Property Group, L.P. (the "Operating Partnership") is a subsidiary partnership of SPG. Shares of SPG are paired with beneficial interests in shares of stock of SPG Realty Consultants, Inc. ("SRC", and together with SPG, the "Company"). The Company and the Operating Partnership (collectively the "Simon Group") are engaged primarily in the ownership, operation, management, leasing, acquisition, expansion and development of real estate properties, primarily regional malls and community shopping centers.

At September 30, 2001, the Company, directly or through the Operating Partnership, owned or had an interest in 250 properties which consisted of regional malls, community shopping centers, and specialty and mixed-use properties containing an aggregate of 185 million square feet of gross leasable area (GLA) in 36 states and six assets in Europe and Canada. The Company, together with its affiliated management companies, owned or managed approximately 189 million square feet of GLA in retail and mixed-use properties.

This package was prepared to provide (1) ownership information, (2) certain operational information, and (3) debt information as of September 30, 2001, for the Company and the Operating Partnership.

Certain statements contained in this Supplemental Package may constitute "forward-looking statements" made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Readers are cautioned that forward-looking statements involve risks and uncertainties, which may affect the business and prospects of the Company and the Operating Partnership. We direct you to the Company's various filings with the Securities and Exchange Commission including Form 10-K and Form 10-Q for a detailed discussion of risks and uncertainties.

We hope you find this Supplemental Package beneficial. Any questions, comments or suggestions should be directed to: Shelly J. Doran, Director of Investor Relations-Simon Property Group, P.O. Box 7033, Indianapolis, IN 46207. Telephone: (317) 685-7330; e-mail: sdoran@simon.com

Simon Property Group Economic Ownership Structure [1]
September 30, 2001

Simon Property Group, Inc. [2][3][4]

Common Shareholders	Shares	%
Public Shareholders	167,155,128	96.8%
Simon Family	4,353,311	2.5%
DeBartolo Family	34,665	0.0%
Executive Management [5]	1,276,157	0.7%
	172,819,261 [4]	100.0%



171,148,317 units

Simon Property Group, L.P.
236,037,664 units



64,889,347 units



Ownership of Simon Property Group, L.P.

Simon Property Group, Inc.	%
Public Shareholders	70.2%
Simon Family	1.8%
DeBartolo Family	0.0
Executive Management [5]	0.5%
Subtotal	72.5%
Limited Partners	
Simon Family	14.7%
DeBartolo Family	9.2%
Executive Management [5]	0.1%
Other Limited Partners	3.5%
Subtotal	27.5%
Total	100.0%

Limited Partners
("Limited Partners")

Unitholders	Units	%
Simon Family	34,584,455	53.3%
DeBartolo Family	21,759,328	33.5%
Executive Management [5]	153,498	0.2%
Other Limited Partners	8,392,066	13.0%
	64,889,347	100.0%

---

(1) Schedule excludes preferred stock (see "Preferred Stock/Units Outstanding") and units not convertible into common stock.

(2) Managing general partner of Simon Property Group, L.P.

(3) Shares of Simon Property Group, Inc. ("SPG") are paired with beneficial interests in shares of stock of SPG Realty Consultants, Inc.

(4) The number of outstanding shares of common stock of SPG exceeds the number of Simon Property Group, L.P. units owned by SPG by 1,670,944. This is the result of the direct ownership of Ocean County Mall by SPG, partially offset by units issued to SPG in exchange for Northshore Mall.

(5) Executive management excludes Simon family members.

SIMON PROPERTY GROUP
Changes in Common Shares and Unit Ownership
For the Period from December 31, 2000 through September 30, 2001

	Operating Partnership Units[1]	Company Common Shares[2]
Number Outstanding at December 31, 2000	64,966,226	171,945,760
Restricted Stock Awards (Stock Incentive Program), Net	-	457,853
Issuance of Stock for Stock Option Exercises	-	368,851
Conversion of Series A Preferred Stock into Common Stock	-	46,797
Conversion of Units into Cash	(85,064)	-
Issuance of Units in Connection with Liberty Tree Mall	8,185	-
Number Outstanding at September 30, 2001	64,889,347	172,819,261

Total Common Shares and Units Outstanding at September 30, 2001:
237,708,608 [2]

Details for Diluted FFO Calculation:

Company Common Shares Outstanding at September 30, 2001	172,819,261
Number of Common Shares Issuable Assuming Conversion of:	
Series A Preferred 6.5% Convertible[3]	1,893,651
Series B Preferred 6.5% Convertible[3]	12,490,773
Net Number of Common Shares Issuable Assuming Exercise of Stock Options	323,785
Diluted Common Shares Outstanding at September 30, 2001	187,527,470

Fully Diluted Common Shares and Units Outstanding at September 30, 2001:
252,416,817

---

(1) Excludes units owned by the Company (shown here as Company Common Shares) and units not convertible into common shares.

(2) Excludes preferred units relating to preferred stock outstanding (see Schedule of Preferred Stock Outstanding).

(3) Conversion terms provided in footnotes (1) and (2) on page 8 of this document.

SIMON PROPERTY GROUP
Preferred Stock/Units Outstanding
As of September 30, 2001
($ in 000's)

Issuer	Description	Number of Shares/Units	Per Share Liquidation Preference	Aggregate Liquidation Preference	Ticker Symbol
Preferred Shares:					
Convertible					
Simon Property Group, Inc.	Series A Preferred 6.5% Convertible [1]	49,839	$1,000	$49,839	N/A
Simon Property Group, Inc.	Series B Preferred 6.5% Convertible [2]	4,830,057	$100	$483,006	SPGPrB
Perpetual					
Simon Property Group, Inc.	Series E Preferred 8% Cumulative Redeemable [3]	1,000,000	$25	$25,000	N/A
Simon Property Group, Inc.	Series F Preferred 8 ¾% Perpetual [4]	8,000,000	$25	$200,000	SPGPrF
Simon Property Group, Inc.	Series G Preferred 7.89% Perpetual [5]	3,000,000	$50	$150,000	SPGPrG
Preferred Units:					
Simon Property Group, L.P.	Series C 7% Cumulative Convertible Preferred [6]	2,600,895	$28	$72,825	N/A
Simon Property Group, L.P.	Series D 8% Cumulative Redeemable Preferred [7]	2,600,895	$30	$78,027	N/A

(1) Assumed in connection with the CPI merger. Each share is convertible into a number of shares of common stock obtained by dividing $1,000 by $26.319 (conversion price), which is subject to adjustment as outlined below. The stock is not redeemable, except as needed to maintain or bring the direct or indirect ownership of the capital stock of the Company into conformity with the requirements of Section 856(a)(6) of the Code.

(2) Issued as part of the consideration for the CPI merger. Each share is convertible into a number of shares of common stock of the Company obtained by dividing $100 by $38.669 (the conversion price), which is subject to adjustment as outlined below. The Company may redeem the stock on or after September 24, 2003 at a price beginning at 105% of the liquidation preference plus accrued dividends and declining to 100% of the liquidation preference plus accrued dividends any time on or after September 24, 2008. The shares are traded on the New York Stock Exchange. The closing price on September 30, 2001, was $76.97 per share. *(The conversion prices of the Series A and Series B Convertible Preferred Stock are subject to adjustment by the Company in connection with certain events.)*

(3) Issued in connection with the acquisition of Mall of America. Simon Property Group, Inc. Series E Preferred 8% Cumulative Redeemable Stock is not redeemable prior to August 27, 2004.

(4) Represent securities issued to holders of substantially identical securities of SPG Properties, Inc., a former subsidiary of SPG which was merged into SPG effective July 1, 2001. The shares are redeemable on or after September 29, 2006. The shares are not convertible into any other securities of SPG. The shares are traded on the New York Stock Exchange. The closing price on September 30, 2001, was $24.95 per share.

(5) Represent securities issued to holders of substantially identical securities of SPG Properties, Inc., a former subsidiary of SPG which was merged into SPG effective July 1, 2001. The Cumulative Step-Up Premium Rate Preferred Stock was issued at 7.89%. The shares are redeemable after September 30, 2007. Beginning October 1, 2012, the rate increases to 9.89%. The shares are not convertible into any other securities of SPG. The shares are traded on the New York Stock Exchange. The closing price on September 30, 2001 was $46.50 per share.

(6) Issued in connection with the New England Development Acquisition. Each unit/share is convertible into 0.75676 shares of common stock on or after August 27, 2004 if certain conditions are met. Each unit/share is not redeemable prior to August 27, 2009.

(7) Issued in connection with the New England Development Acquisition. Each unit/share is not redeemable prior to August 27, 2009.

SIMON PROPERTY GROUP
Reconciliation of Income to Funds From Operations ("FFO")
As of September 30, 2001

(Amounts in thousands, except per share data)

The Operating Partnership	**Three Months Ended September 30, 2001**	**Three Months Ended September 30, 2000**	**Nine Months Ended September 30, 2001**	**Nine Months Ended September 30, 2000**
Income Before Extraordinary Items and Cumulative Effect of Accounting Change (1)(2)	$ 69,585	$ 77,434	$ 203,330	$ 224,482
Plus: Depreciation and Amortization from Combined Consolidated Properties	110,799	105,600	323,545	302,742
Plus: Simon's Share of Depreciation and Amortization from Unconsolidated Entities	33,955	30,395	98,675	87,251
Plus: Write-off of Technology Investments	16,645	-	16,645	-
Less: (Gain) Loss on Sales of Real Estate	131	(151)	(2,552)	(8,809)
Less: Minority Interest Portion of Depreciation, Amortization and Extraordinary Items	(1,540)	(1,491)	(4,527)	(4,446)
Less: Preferred Distributions (including those of subsidiary)	(19,334)	(19,334)	(58,111)	(58,074)
FFO of the Simon Portfolio	$ 210,241	$ 192,453	$ 577,005	$ 543,146
Percent Increase	*9.2%*		*6.2%*	

SIMON PROPERTY GROUP
Reconciliation of Income to Funds From Operations ("FFO") (Continued)
As of September 30, 2001

(Amounts in thousands, except per share data)

FFO of the Simon Portfolio	$ 210,241	$ 192,453	$ 577,005	$ 543,146
Basic FFO per Paired Share:				
Basic FFO Allocable to the Companies	$ 152,683	$ 139,472	$ 418,965	$ 394,021
Basic Weighted Average Paired Shares Outstanding	172,746	172,759	172,413	173,216
Basic FFO per Paired Share	$ 0.88	$ 0.81	$ 2.43	$ 2.27
Percent Increase	*8.6%*		*7.0%*	
Diluted FFO per Paired Share:				
Diluted FFO Allocable to the Companies	$ 162,847	$ 148,962	$ 447,549	$ 421,997
Diluted Weighted Average Number of Equivalent Paired Shares	187,416	187,293	187,153	187,803
Diluted FFO per Paired Share	$ 0.87	$ 0.80	$ 2.39	$ 2.25
Percent Increase	*8.8%*		*6.2%*	

(1) Includes gains on land sales of $5.0 million and $6.3 million for the three months ended September 30, 2001 and 2000, respectively, and $8.3 million and $10.8 million for the nine months ended September 30, 2001 and 2000, respectively.

(2) Includes straight-line adjustments to minimum rent of $3.3 million and $4.6 million for the three months ended September 30, 2001 and 2000, respectively, and $9.4 million and $14.9 million for the nine months ended September 30, 2001 and 2000, respectively.

SIMON PROPERTY GROUP
Selected Financial Information
As of September 30, 2001
(In thousands, except as noted)

	As of or for the Nine Months Ended September 30,		
	2001	2000	% Change
Financial Highlights of the Company			
Total Revenue - Consolidated Properties	$ 1,479,593	$ 1,459,436	1.4%
Total EBITDA of the Simon Group Portfolio	$ 1,569,950 (5)	$ 1,506,114	4.2%
Simon Group's Share of EBITDA	$ 1,190,650 (5)	$ 1,160,380	2.6%
Net Income Available to Common Shareholders	$ 103,936	$ 111,280	-6.6%
Basic Net Income per Paired Share	$ 0.60	$ 0.64	-6.3%
Diluted Net Income per Paired Share	$ 0.60	$ 0.64	-6.3%
FFO of the Simon Portfolio	$ 577,005	$ 543,146	6.2%
Basic FFO Allocable to the Companies	$ 418,965	$ 394,021	6.3%
Diluted FFO Allocable to the Companies	$ 447,549	$ 421,997	6.1%
Basic FFO per Paired Share	$ 2.43	$ 2.27	7.0%
Diluted FFO per Paired Share	$ 2.39	$ 2.25	6.2%
Distributions per Paired Share	$ 1.575	$ 1.515	4.0%

SIMON PROPERTY GROUP
Selected Financial Information (Continued)
As of September 30, 2001
(In thousands, except as noted)

Operational Statistics			
Occupancy at End of Period:			
Regional Malls [1]	90.6%	90.5%	0.1%
Community Shopping Centers [2]	86.0%	91.8%	-5.8%
Average Base Rent per Square Foot:			
Regional Malls [1]	$ 29.03	$ 27.97	3.8%
Community Shopping Centers [2]	$ 9.81	$ 9.22	6.4%
Releasing Spread, Regional Malls:			
Opening Base Rent per Square Foot	$ 35.29	$ 33.78	4.5%
Closing Base Rent per Square Foot	$ 28.61	$ 30.10	-5.0%
Releasing Spread per Square Foot	$ 6.68	$ 3.68	81.5%
Percentage Increase	23.3%	12.2%	11.1%
Regional Malls:			
Total Tenant Sales Volume, in millions [3][4]	$ 11,161	$ 10,842	2.9%
Comparable Sales per Square Foot [4]	$ 380	$ 385	-1.3%
Total Sales per Square Foot [4]	$ 378	$ 375	0.8%
Number of U.S. Properties Open at End of Period	250	251	-0.4%
Total U.S. GLA at End of Period, in millions of square feet	184.8	184.1	0.4%

(1) Includes mall and freestanding stores.
(2) Includes all Owned GLA.
(3) Represents only those tenants who report sales.
(4) Based upon the standard definition of sales for regional malls adopted by the International Council of Shopping Centers which includes only mall and freestanding stores less than 10,000 square feet.
(5) Excludes technology initiatives.

SIMON PROPERTY GROUP
Selected Financial Information
As of September 30, 2001
(In thousands, except as noted)

Equity Information	September 30, 2001	September 30, 2000
Limited Partner Units Outstanding at End of Period	64,889	64,966
Paired Shares Outstanding at End of Period	172,819	171,935
Total Common Shares and Units Outstanding at End of Period	237,709	236,901
Basic Weighted Average Paired Shares Outstanding	172,413	173,216
Diluted Weighted Average Number of Equivalent Paired Shares[1]	187,153	187,803

	September 30, 2001	December 31, 2000
Debt Information		
Consolidated Debt	$ 8,792,090	$ 8,728,582
Simon Group's Share of Joint Venture Debt	$ 2,281,283	$ 2,186,197
Debt-to-Market Capitalization		
Common Stock Price at End of Period	$ 26.91	$ 24.00
Equity Market Capitalization [2]	$ 7,346,851	$ 6,596,008
Total Consolidated Capitalization	$ 16,138,941	$ 15,324,590
Total Capitalization - Including Simon Group's Share of JV Debt	$ 18,420,224	$ 17,510,787

(1) Diluted for purposes of computing FFO per share.
(2) Market value of Common Stock, Units and all issues of Preferred Stock of SPG .

SIMON PROPERTY GROUP
Portfolio GLA, Occupancy & Rent Data
As of September 30, 2001

Type of Property	GLA-Sq. Ft.	Total Owned GLA	% of Owned GLA	% of Owned GLA Which is Leased	Avg. Annualized Base Rent Per Leased Sq. Ft. of Owned GLA
Regional Malls					
-Anchor	97,015,040	30,139,735	27.2%	97.4%	$3.93
-Mall Store	56,310,309	56,262,412	50.8%	90.7%	$29.75
-Freestanding	3,697,269	1,938,162	1.7%	90.0%	$9.30
Subtotal	60,007,578	58,200,574	52.5%	90.6%	$29.03
Regional Mall Total	**157,022,618**	**88,340,309**	**79.7%**	**93.0%**	
Community Shopping Centers					
-Anchor	12,756,415	8,143,108	7.3%	86.6%	$7.92
-Mall Store	4,378,652	4,292,894	3.9%	84.6%	13.56
-Freestanding	786,132	324,380	.3%	88.8%	9.08
Community Ctr. Total	**17,921,199**	**12,760,382**	**11.5%**	**86.0%**	**$9.81**
Office Portion of Mixed-Use Properties	**2,524,311**	**2,524,311**	**2.3%**	**86.2%**	**$19.07**
Value-Oriented Super-Regional Malls	**6,448,390**	**6,323,390**	**5.7%**	**93.0%**	**$17.47**
Other	**842,714**	**831,738**	**.8%**		
GRAND TOTAL	**184,759,232**	**110,780,130**	**100.00%**		

SIMON PROPERTY GROUP
Portfolio GLA, Occupancy & Rent Data (Continued)
As of September 30, 2001

Occupancy History		

As of	Regional Malls[1]	Community Shopping Centers[2]
9/30/01	90.6%	86.0%
9/30/00	90.5%	91.8%
12/31/00	91.8%	91.5%
12/31/99	90.6%	88.6%
12/31/98	90.0%	91.4%
12/31/97	87.3%	91.3%
12/31/96	84.7%	91.6%

(1) Includes mall and freestanding stores.
(2) Includes all Owned GLA.

SIMON PROPERTY GROUP
Rent Information
As of September 30, 2001

Average Base Rent

As of	Mall & Freestanding Stores at Regional Malls	% Change	Community Shopping Centers	% Change
9/30/01	$ 29.03	3.8%	$ 9.81	6.4%
9/30/00	27.97	-	9.22	-
12/31/00	$ 28.31	3.6%	$ 9.36	12.0%
12/31/99	27.33	6.3	8.36	8.9
12/31/98	25.70	8.7	7.68	3.2
12/31/97	23.65	14.4	7.44	-2.7
12/31/96	20.68	7.8	7.65	4.9

Rental Rates

	Base Rent [1]		Amount of Change	
Year	Store Openings During Period	Store Closings During Period	Dollar	Percentage
Regional Malls:				
2001 (YTD)	$ 35.29	$ 28.61	$ 6.68	23.3 %
2000	35.13	29.24	5.89	20.1
1999	31.25	24.55	6.70	27.3
1998	27.33	23.63	3.70	15.7
1997	29.66	21.26	8.40	39.5
1996	23.59	18.73	4.86	25.9
Community Shopping Centers:				
2001 (YTD)	$ 13.06	$ 7.61	$ 5.45	71.6 %
2000	14.21	11.51	$ 2.70	23.5
1999	10.26	7.44	2.82	37.9
1998	10.43	10.95	(0.52)	(4.7)
1997	8.63	9.44	(0.81)	(8.6)
1996	8.18	6.16	2.02	32.8

(1) Represents the average base rent in effect during the period for those tenants who signed leases as compared to the average base rent in effect during the period for those tenants whose leases terminated or expired.

SIMON PROPERTY GROUP
Lease Expirations[1]
As of September 30, 2001

Year	Number of Leases Expiring	Square Feet	Avg. Base Rent per Square Foot at 9/30/01
Regional Malls - Mall & Freestanding Stores			
2001 (10/1 - 12/31)	237	495,379	$27.22
2002	1,839	3,509,546	28.84
2003	1,976	4,408,775	30.43
2004	1,812	4,513,076	30.35
2005	1,708	5,272,402	28.80
2006	1,739	4,865,862	30.26
2007	1,434	4,318,057	31.77
2008	1,285	4,402,405	30.97
2009	1,331	4,352,256	28.85
2010	1,549	4,673,593	32.98
TOTALS	**14,910**	**40,811,351**	**$30.37**
Regional Malls - Anchor Tenants			
2001 (10/1 - 12/31)	-	-	-
2002	15	1,731,048	$1.78
2003	16	1,999,403	2.21
2004	26	2,528,258	3.30
2005	25	3,176,590	2.23
2006	23	2,915,254	2.92
2007	9	1,217,125	1.87
2008	16	1,682,610	4.34
2009	16	1,986,791	2.82
2010	14	1,392,776	4.01
TOTALS	**160**	**18,629,855**	**$2.80**
Community Centers - Mall Stores & Freestanding Stores			
2001 (10/1 - 12/31)	16	40,188	$13.28
2002	198	439,579	12.41
2003	164	548,488	12.32
2004	162	511,462	13.59
2005	183	637,510	14.66
2006	116	467,569	14.08
2007	38	286,378	10.27
2008	17	124,444	14.07
2009	15	85,993	18.44
2010	25	192,020	14.79
TOTALS	**934**	**3,333,631**	**$13.38**

SIMON PROPERTY GROUP
Lease Expirations[1] (Continued)
As of September 30, 2001

Year	Number of Leases Expiring	Square Feet	Avg. Base Rent per Square Foot at 9/30/01
Community Centers - Anchor Tenants			
2001 (10/1 -12/31)	-	-	-
2002	5	165,825	$6.41
2003	13	379,033	6.69
2004	12	410,586	5.09
2005	17	680,836	6.73
2006	14	556,689	6.20
2007	13	483,661	6.14
2008	9	237,172	11.00
2009	13	530,990	7.27
2010	19	719,935	9.62
TOTALS	**115**	**4,164,727**	**$7.24**

---

(1) Does not consider the impact of options to renew that may be contained in leases.

SIMON PROPERTY GROUP
SPG's Share of Total Debt Amortization and Maturities by Year
As of September 30, 2001
(In thousands)

Year		SPG's Share of Secured Consolidated Debt	SPG's Share of Unsecured Consolidated Debt	SPG's Share of Unconsolidated Joint Venture Debt	SPG's Share of Total Debt
2001	1	50,753	0	2,966	53,719
2002	2	297,339	422,929	115,040	835,308
2003	3	577,835	1,298,000	309,818	2,185,653
2004	4	710,878	803,535	214,641	1,729,054
2005	5	196,409	660,000	346,014	1,202,423
2006	6	174,780	550,000	332,567	1,057,347
2007	7	380,528	180,000	142,399	702,927
2008	8	50,936	200,000	302,799	553,734
2009	9	338,477	450,000	46,971	835,448
2010	10	106,081	0	300,650	406,731
Thereafter		468,889	725,000	160,571	1,354,461
Subtotal Face Amounts		$ 3,352,905	$ 5,289,464	$ 2,274,437	$ 10,916,806
Premiums and Discounts on Indebtedness, Net		(2,354)	(4,868)	6,846	(376)
SPG's Share of Total Indebtedness		$ 3,350,551	$ 5,284,596	$ 2,281,283	$ 10,916,430

SIMON PROPERTY GROUP
Summary of Indebtedness
As of September 30, 2001
(In thousands)

	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg. Interest Rate	Weighted Avg. Years to Maturity
Consolidated Indebtedness				
Mortgage Debt				
Fixed Rate (1)	2,686,455	2,548,276	7.37%	6.0
Other Hedged Debt	87,000	75,250	5.69%	2.3
Floating Rate Debt	737,138	729,379	3.34%	2.8
Total Mortgage Debt	3,510,593	3,352,905	6.58%	5.3
Unsecured Debt				
Fixed Rate	4,318,200	4,318,200	7.21%	5.4
Floating Rate Debt	183,264	183,264	5.97%	0.6
Subtotal	4,501,464	4,501,464	7.16%	5.2
Revolving Corporate Credit Facility	583,000	583,000	3.28%	1.9
Revolving Corporate Credit Facility (Hedged)	140,000	140,000	3.28%	1.9
Unsecured Term Loan	65,000	65,000	3.43%	1.9
Total Unsecured Debt	5,289,464	5,289,464	6.50%	4.8
Adjustment to Fair Market Value - Fixed Rate	(8,040)	(7,295)	N/A	N/A
Adjustment to Fair Market Value - Variable Rate	73	73	N/A	N/A
Consolidated Mortgages and Other Indebtedness	**8,792,090**	**8,635,147**	6.53%	5.0
Joint Venture Indebtedness				
Mortgage Debt				
Fixed Rate	3,774,617	1,611,903	7.52%	6.2
Other Hedged Debt	1,037,900	413,319	3.55%	2.8
Floating Rate Debt	619,417	245,959	4.14%	2.2
Subtotal	5,431,934	2,271,181	6.43%	5.1
Unsecured Fixed Rate Debt	6,511	3,256	7.93%	4.3
Total Unsecured Debt	6,511	3,256	7.93%	4.2
Adjustment to Fair Market Value - Fixed Rate	13,686	6,846	N/A	N/A
Joint Venture Mortgages and Other Indebtedness	**5,452,131**	**2,281,283**	6.43%	5.1
SPG's Share of Total Indebtedness		**10,916,430**	**6.51%**	**5.0**

(1) Includes $163,200 of variable rate debt, of which $127,169 is SPG's share, that is effectively fixed to maturity through the use of interest rate hedges.

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Consolidated Indebtedness						
Fixed Rate Mortgage Debt:						
Lima Mall - 1		03/01/02	7.12 %	14,180	14,180	
Lima Mall - 2		03/01/02	7.12 %	4,723	4,723	
Columbia Center		03/01/02	7.62 %	42,326	42,326	
Northgate Shopping Center		03/01/02	7.62 %	79,035	79,035	
River Oaks Center		06/01/02	8.67 %	32,500	32,500	
North Riverside Park Plaza - 1		09/01/02	9.38 %	3,607	3,607	
North Riverside Park Plaza - 2		09/01/02	10.00 %	3,481	3,481	
South Park Mall - 3	(8)	09/15/02	7.01 %	2,000	2,000	
Hutchinson Mall - 2	(9)	09/15/02	6.81 %	4,456	4,456	
Hutchinson Mall - 1	(9)	11/01/02	8.44 %	11,106	11,106	
Palm Beach Mall		12/15/02	7.50 %	47,373	47,373	
Subtotal 2002				**244,787**	**244,787**	**7.77 %**
Raleigh Springs Mall		02/23/03	4.28 %	11,000	11,000	
Principal Mutual Mortgages - Pool 1	(1),(8)	03/15/03	6.66 %	76,950	76,950	
Principal Mutual Mortgages - Pool 2	(1),(9)	03/15/03	6.62 %	110,337	110,337	
South Park Mall	(8)	06/15/03	7.25 %	23,680	23,680	
Century III Mall		07/01/03	6.78 %	66,000	66,000	
Miami International Mall		12/21/03	6.91 %	44,836	26,902	
Subtotal 2003				**332,803**	**314,869**	**6.65 %**
Battlefield Mall - 1		01/01/04	7.50 %	45,383	45,383	
Battlefield Mall - 2		01/01/04	6.81 %	43,651	43,651	
Forum Phase I - Class A-2		05/15/04	6.19 %	44,386	26,632	
Forum Phase II - Class A-2		05/15/04	6.19 %	40,614	22,338	
Forum Phase I - Class A-1		05/15/04	7.13 %	46,996	28,198	
Forum Phase II - Class A-1		05/15/04	7.13 %	43,004	23,652	
CMBS Loan - Variable Component	(5)	12/15/04	6.20 %	50,000	50,000	
CMBS Loan - Fixed Component		12/15/04	7.31 %	175,000	175,000	
Subtotal 2004				**489,034**	**414,853**	**6.99 %**
Tippecanoe Mall - 1	(3)	01/01/05	8.45 %	43,975	43,975	
Tippecanoe Mall - 2	(3)	01/01/05	6.81 %	15,524	15,524	
Melbourne Square		02/01/05	7.42 %	37,960	37,960	
Cielo Vista Mall - 2		11/01/05	8.13 %	1,315	1,315	
Subtotal 2005				**98,774**	**98,774**	**7.79 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Treasure Coast Square - 1		01/01/06	7.42 %	50,893	50,893	
Treasure Coast Square - 2		01/01/06	8.06 %	11,812	11,812	
Gulf View Square		10/01/06	8.25 %	35,954	35,954	
Paddock Mall		10/01/06	8.25 %	28,592	28,592	
Subtotal 2006				**127,251**	**127,251**	**7.90 %**
Lakeline Mall		05/01/07	7.65 %	70,727	70,727	
Cielo Vista Mall - 1	(4)	05/01/07	9.38 %	53,142	53,142	
Cielo Vista Mall - 3	(4)	05/01/07	6.76 %	37,787	37,787	
McCain Mall - 1	(4)	05/01/07	9.38 %	24,815	24,815	
McCain Mall - 2	(4)	05/01/07	6.76 %	17,441	17,441	
Valle Vista Mall - 1	(4)	05/01/07	9.38 %	32,866	32,866	
Valle Vista Mall - 2	(4)	05/01/07	6.81 %	7,754	7,754	
University Park Mall		10/01/07	7.43 %	59,500	35,700	
Subtotal 2007				**304,032**	**280,232**	**8.11 %**
Arsenal Mall - 1		09/28/08	6.75 %	33,951	33,951	
Subtotal 2008				**33,951**	**33,951**	**6.75 %**
College Mall - 1	(3)	01/01/09	7.00 %	39,748	39,748	
College Mall - 2	(3)	01/01/09	6.76 %	11,639	11,639	
Greenwood Park Mall - 1	(3)	01/01/09	7.00 %	33,290	33,290	
Greenwood Park Mall - 2	(3)	01/01/09	6.76 %	60,138	60,138	
Towne East Square - 1	(3)	01/01/09	7.00 %	52,550	52,550	
Towne East Square - 2	(3)	01/01/09	6.81 %	24,255	24,255	
Bloomingdale Court		10/01/09	7.78 %	29,406	29,406	
Forest Plaza		10/01/09	7.78 %	16,128	16,128	
Lake View Plaza		10/01/09	7.78 %	21,439	21,439	
Lakeline Plaza		10/01/09	7.78 %	23,505	23,505	
Lincoln Crossing		10/01/09	7.78 %	3,246	3,246	
Matteson Plaza		10/01/09	7.78 %	9,441	9,441	
Muncie Plaza		10/01/09	7.78 %	8,162	8,162	
Regency Plaza		10/01/09	7.78 %	4,425	4,425	
St. Charles Towne Plaza		10/01/09	7.78 %	28,324	28,324	
West Ridge Plaza		10/01/09	7.78 %	5,704	5,704	
White Oaks Plaza		10/01/09	7.78 %	17,407	17,407	
Subtotal 2009				**388,807**	**388,807**	**7.28 %**
Trolley Square		08/01/10	9.03 %	29,560	26,604	
Crystal River		11/11/10	7.63 %	16,193	16,193	
Biltmore Square		12/11/10	7.95 %	26,000	17,342	
Port Charlotte Town Center		12/11/10	7.98 %	53,250	42,600	
Subtotal 2010				**125,003**	**102,739**	**8.19 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Knoxville Center	(10)	08/11/11	6.99 %	63,806	63,806	
Ingram Park Mall	(10)	08/11/11	6.99 %	84,259	84,259	
Towne West Square	(10)	08/11/11	6.99 %	55,155	55,155	
Northlake Mall	(10)	08/11/11	6.99 %	73,607	73,607	
Tacoma Mall	(10)	09/28/11	7.00 %	135,000	135,000	
Subtotal 2011				**411,827**	**411,827**	**6.99 %**
Chesapeake Center		05/15/15	8.44 %	6,563	6,563	
Grove at Lakeland Square, The		05/15/15	8.44 %	3,750	3,750	
Terrace at Florida Mall, The		05/15/15	8.44 %	4,688	4,688	
Subtotal 2015				**15,001**	**15,001**	**8.44 %**
Arsenal Mall - 2		05/15/16	8.20 %	2,080	2,080	
Subtotal 2016				**2,080**	**2,080**	**8.20 %**
Sunland Park Mall		01/01/26	8.63 %	38,375	38,375	
Subtotal 2026				**38,375**	**38,375**	**8.63 %**
Keystone at the Crossing		07/01/27	7.85 %	62,352	62,352	
Subtotal 2027				**62,352**	**62,352**	**7.85 %**
Other				**12,378**	**12,378**	
Total Consolidated Fixed Rate Mortgage Debt				2,686,455	2,548,276	7.37 %
Variable Rate Mortgage Debt:						
Randall Park Mall - 1		12/11/01	5.73 %	35,000	35,000	
Randall Park Mall - 2		12/11/01	7.63 %	5,000	5,000	
Subtotal 2001				**40,000**	**40,000**	**5.97 %**
White Oaks Mall		03/01/02	5.26 %	16,500	9,062	
Highland Lakes Center		03/01/02	4.13 %	12,877	12,877	
Mainland Crossing		03/31/02	4.13 %	1,603	1,282	
Bowie Mall -1	(6)	12/14/02	4.13 %	4,500	4,500	
Subtotal 2002				**35,480**	**27,721**	**4.50 %**
Richmond Towne Square	(1)	07/15/03	3.63 %	58,646	58,646	
Shops @ Mission Viejo	(1)	08/31/03	3.68 %	145,256	145,256	
Arboretum	(1)	11/30/03	4.13 %	34,000	34,000	
Subtotal 2003				**237,902**	**237,902**	**3.73 %**
Jefferson Valley Mall	(1)	01/11/04	3.88 %	60,000	60,000	
North East Mall	(1)	05/21/04	4.01 %	148,794	148,794	
Waterford Lakes	(1)	08/16/04	4.03 %	65,781	65,781	
Subtotal 2004				**274,575**	**274,575**	**3.98 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Brunswick Square	(1)	06/12/05	4.13 %	45,000	45,000	
Bowie Mall -2	(1),(6)	12/14/05	4.13 %	34,181	34,181	
Subtotal 2005				**79,181**	**79,181**	**4.13 %**
Chesapeake Square		07/01/06	5.38 %	47,000	35,250	
Riverway	(1)	10/01/06	3.78 %	110,000	110,000	
Subtotal 2006				**157,000**	**145,250**	**4.17 %**
Total Variable Rate Mortgage Debt				824,138	804,629	4.07 %
Total Consolidated Mortgage Debt				3,510,593	3,352,905	**6.58 %**
Fixed Rate Unsecured Debt:						
Unsecured Notes - CPI 1		03/15/02	9.00 %	250,000	250,000	
Subtotal 2002				**250,000**	**250,000**	**9.00 %**
Unsecured Notes - CPI 2		04/01/03	7.05 %	100,000	100,000	
SPG, LP (Bonds)		06/15/03	6.63 %	375,000	375,000	
SPG, LP (PATS)		11/15/03	6.75 %	100,000	100,000	
Subtotal 2003				**575,000**	**575,000**	**6.72 %**
SCA (Bonds)		01/15/04	6.75 %	150,000	150,000	
SPG, LP (Bonds)		02/09/04	6.75 %	300,000	300,000	
SPG, LP (Bonds)		07/15/04	6.75 %	100,000	100,000	
Simon ERE Facility	(1)	07/31/04	7.75 %	28,200	28,200	
Unsecured Notes - CPI 3		08/15/04	7.75 %	150,000	150,000	
Subtotal 2004				**728,200**	**728,200**	**6.99 %**
SCA (Bonds)		05/15/05	7.63 %	110,000	110,000	
SPG, LP (Bonds)		06/15/05	6.75 %	300,000	300,000	
SPG, LP (MTN)		06/24/05	7.13 %	100,000	100,000	
SPG, LP (Bonds)		10/27/05	6.88 %	150,000	150,000	
Subtotal 2005				**660,000**	**660,000**	**6.98 %**
SPG, LP (Notes)		01/20/06	7.38 %	300,000	300,000	
SPG, LP (Bonds)		11/15/06	6.88 %	250,000	250,000	
Subtotal 2006				**550,000**	**550,000**	**7.15 %**
SPG, LP (MTN)		09/20/07	7.13 %	180,000	180,000	
Subtotal 2007				**180,000**	**180,000**	**7.13 %**
SPG, LP (MOPPRS)		06/15/08	7.00 %	200,000	200,000	
Subtotal 2008				**200,000**	**200,000**	**7.00 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
SPG, LP (Bonds)		02/09/09	7.13 %	300,000	300,000	
SPG, LP (Bonds)		07/15/09	7.00 %	150,000	150,000	
Subtotal 2009				**450,000**	**450,000**	**7.08 %**
SPG, LP (Notes)		01/20/11	7.75 %	200,000	200,000	
Subtotal 2011				**200,000**	**200,000**	**7.75 %**
Unsecured Notes - CPI 4		09/01/13	7.18 %	75,000	75,000	
Subtotal 2013				**75,000**	**75,000**	**7.18 %**
Unsecured Notes - CPI 5		03/15/16	7.88 %	250,000	250,000	
Subtotal 2016				**250,000**	**250,000**	**7.88 %**
SPG, LP (Bonds)		06/15/18	7.38 %	200,000	200,000	
Subtotal 2018				**200,000**	**200,000**	**7.38 %**
Total Unsecured Fixed Rate Debt				4,318,200	4,318,200	**7.21 %**
Variable Rate Unsecured Debt:						
SPG, L.P. Unsecured Term Loan - 1		02/28/02	3.43 %	150,000	150,000	
SPG, L.P. Unsecured Term Loan - 2	(1)	03/30/02	3.63 %	22,929	22,929	
Subtotal 2002				**172,929**	**172,929**	**3.46 %**
Corporate Revolving Credit Facility	(1)	08/25/03	3.28 %	723,000	723,000	
Subtotal 2003				**723,000**	**723,000**	**3.28 %**
SPG, L.P. Unsecured Term Loan - 3	(1)	03/15/04	3.43 %	65,000	65,000	
Simon ERE Facility	(1)	07/31/04	3.23 %	10,335	10,335	
Subtotal 2004				**75,335**	**75,335**	**3.40 %**
Total Unsecured Variable Rate Debt				971,264	971,264	**3.32 %**
Total Unsecured Debt				5,289,464	5,289,464	**6.50 %**
Net Premium on Fixed-Rate Indebtedness				(8,040)	(7,295)	**N/A**
Net Premium on Variable-Rate Indebtedness				73	73	**N/A**
Total Consolidated Debt				**8,792,090**	**8,635,147**	**6.53 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Joint Venture Indebtedness						
Fixed Rate Mortgage Debt:						
Square One		01/01/02	8.40 %	103,478	50,847	
Subtotal 2002				**103,478**	**50,847**	**8.40 %**
Crystal Mall		02/01/03	8.66 %	47,125	35,141	
Avenues, The		05/15/03	8.36 %	55,463	13,866	
Subtotal 2003				**102,588**	**49,006**	**8.58 %**
Solomon Pond		02/01/04	7.83 %	94,330	46,351	
Northshore Mall		05/14/04	9.05 %	161,000	79,111	
Indian River Commons		11/01/04	7.58 %	8,329	4,165	
Indian River Mall		11/01/04	7.58 %	46,215	23,108	
Subtotal 2004				**309,874**	**152,735**	**8.42 %**
Westchester, The - 1		09/01/05	8.74 %	148,437	59,375	
Westchester, The - 2		09/01/05	7.20 %	52,657	21,063	
Subtotal 2005				**201,094**	**80,438**	**8.34 %**
Cobblestone Court		01/01/06	7.64 %	6,180	2,163	
Crystal Court		01/01/06	7.64 %	3,570	1,250	
Fairfax Court		01/01/06	7.64 %	10,320	2,709	
Gaitway Plaza		01/01/06	7.64 %	7,350	1,715	
Plaza at Buckland Hills, The		01/01/06	7.64 %	17,570	6,018	
Ridgewood Court		01/01/06	7.64 %	8,090	2,832	
Royal Eagle Plaza		01/01/06	7.64 %	7,920	2,772	
Village Park Plaza		01/01/06	7.64 %	8,960	3,136	
West Town Corners		01/01/06	7.64 %	10,330	2,411	
Westland Park Plaza		01/01/06	7.64 %	4,950	1,155	
Willow Knolls Court		01/01/06	7.64 %	6,490	2,272	
Yards Plaza, The		01/01/06	7.64 %	8,270	2,895	
CMBS Loan - Fixed Component	(7)	05/01/06	7.41 %	300,000	150,000	
CMBS Loan - Fixed Component – 2	(7)	05/15/06	8.13 %	57,100	28,550	
Great Northeast Plaza		06/01/06	9.04 %	17,217	8,609	
Smith Haven Mall		06/01/06	7.86 %	115,000	28,750	
Mall of Georgia Crossing		06/09/06	7.25 %	34,221	17,111	
Greendale Mall		11/01/06	8.23 %	41,498	20,391	
Subtotal 2006				**665,036**	**284,736**	**7.65 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name	Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Town Center at Cobb - 1	04/01/07	7.54 %	49,219	24,610	
Town Center at Cobb - 2	04/01/07	7.25 %	64,416	32,208	
Gwinnett Place - 1	04/01/07	7.54 %	38,631	19,316	
Gwinnett Place - 2	04/01/07	7.25 %	84,643	42,322	
Mall at Rockingham	08/01/07	7.88 %	99,136	24,356	
Subtotal 2007			**336,045**	**142,811**	**7.45 %**
Metrocenter	02/28/08	8.45 %	30,001	15,001	
Aventura Mall - A	04/06/08	6.55 %	141,000	47,000	
Aventura Mall - B	04/06/08	6.60 %	25,400	8,467	
Aventura Mall - C	04/06/08	6.89 %	33,600	11,200	
West Town Mall	05/01/08	6.90 %	76,000	38,000	
Mall of New Hampshire - 1	10/01/08	6.96 %	103,008	50,616	
Mall of New Hampshire - 2	10/01/08	8.53 %	8,385	4,120	
Grapevine Mills - 1	10/01/08	6.47 %	155,000	58,125	
Ontario Mills – 5	11/02/08	6.75 %	141,002	35,251	
Source, The	11/06/08	6.65 %	124,000	31,000	
Grapevine Mills - 2	11/05/08	8.39 %	14,427	5,410	
Ontario Mills – 6	12/05/08	8.00 %	10,500	2,625	
Subtotal 2008			**862,323**	**306,814**	**6.86 %**
Apple Blossom Mall	09/10/09	7.99 %	40,392	19,848	
Auburn Mall	09/10/09	7.99 %	47,288	23,236	
Ontario Mills – 4	12/28/09	6.00 %	4,198	1,050	
Subtotal 2009			**91,878**	**44,133**	**7.94 %**
Mall of Georgia	07/01/10	7.09 %	200,000	100,000	
Coral Square	10/01/10	8.00 %	90,000	45,000	
Arizona Mills	10/05/10	7.90 %	145,100	38,184	
Florida Mall, The	11/13/10	7.55 %	268,399	134,200	
Subtotal 2010			**703,499**	**317,384**	**7.51 %**
Atrium at Chestnut Hill	03/11/11	6.89 %	48,937	24,046	
Cape Cod Mall	03/11/11	6.80 %	99,557	48,920	
Highland Mall	06/30/11	6.83 %	70,953	35,477	
Fashion Centre Pentagon Retail	09/11/11	6.63 %	167,000	70,975	
Polska Shopping Mall	12/30/11	6.49 %	12,355	3,583	
Subtotal 2011			**398,802**	**183,001**	**6.74 %**
Total Joint Venture Fixed Rate Mortgage Debt			3,774,617	1,611,903	**7.52 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name		Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Variable Rate Mortgage Debt:						
Montreal Forum		01/31/02	7.50 %	32,843	11,700	
Shops at Sunset Place, The		06/30/02	3.78 %	113,829	42,686	
Subtotal 2002				**146,672**	**54,386**	**4.58 %**
Dadeland Mall		02/01/03	3.43 %	140,000	70,000	
CMBS Loan - Floating Component	(7)	05/01/03	3.13 %	184,500	92,250	
Concord Mills	(1)	12/02/03	3.98 %	180,288	67,608	
Liberty Tree Mall	(1)	10/01/03	4.13 %	46,160	22,682	
Subtotal 2003				**550,948**	**252,540**	**3.53 %**
Circle Centre Mall - 1	(1)	01/31/04	3.07 %	60,000	8,802	
Circle Centre Mall - 2	(1)	01/31/04	4.13 %	7,500	1,100	
Orlando Premium Outlets	(1)	02/12/04	3.93 %	58,173	29,087	
Fashion Centre Pentagon Office	(1)	09/10/04	4.13 %	33,000	14,025	
Subtotal 2004				**158,673**	**53,014**	**3.84 %**
Mall of America	(1)	03/10/05	3.14 %	312,000	85,800	
Emerald Square Mall	(1)	04/01/05	4.12 %	145,000	71,249	
Arundel Mills	(1)	04/30/05	4.03 %	155,124	58,172	
Northfield Square	(1)	04/30/05	5.13 %	37,000	11,692	
Seminole Towne Center	(1)	07/01/05	5.13 %	70,500	31,725	
Subtotal 2005				**719,624**	**258,638**	**3.94 %**
CMBS Loan - Floating Component – 2	(7)	05/15/06	3.00 %	81,400	40,700	
Subtotal 2006				**81,400**	**40,700**	**3.00 %**
Total Joint Venture Variable Rate Debt				1,657,317	659,278	**3.77 %**

SIMON PROPERTY GROUP
Summary of Indebtedness By Maturity (Continued)
As of September 30, 2001
(In thousands)

Property Name	Maturity Date	Interest Rate	Total Indebtedness	SPG's Share of Indebtedness	Weighted Avg Interest Rate by Year
Unsecured Debt:					
Merchantwired	12/31/05	7.93%	6,511	3,256	
Subtotal 2005			**6,511**	**3,256**	**7.93%**
Total Unsecured Debt			6,511	3,256	**7.93%**
CMBS Loan - Fixed Premium			14,179	7,089	
Net Premium on NED Fixed-Rate Indebtedness			(493)	(242)	
Total Joint Venture Debt			**5,452,131**	**2,281,283**	**6.43%**
SPG's Share of Total Indebtedness			**14,244,221**	**10,916,430**	**6.51%**

Footnotes:

(1) Includes applicable extensions available at Simon Group's option.
(2) This unsecured loan was previously secured by a mortgage of Eastgate Consumer Mall.
(3) This Pool is secured by cross-collateralized and cross-defaulted mortgages encumbering these four Properties.
(4) This Pool is secured by cross-collateralized and cross-defaulted mortgages encumbering these three Properties.
(5) Through an interest rate protection agreement, effectively fixed at an all-in rate of 6.2% .
(6) These Notes are cross-collateralized.
(7) These Commercial Mortgage Notes are secured by cross-collateralized mortgages encumbering thirteen Properties. A weighted average rate is used.
(8) This Principal Mutual Pool 1 loan is secured by cross-collateralized and cross-defaulted mortgages encumbering four of the Properties (Anderson, Forest Village Park, Longview, and South Park).A weighted average rate is used for these Pool 1 Properties.
(9) This property is a component of Pool 2 with Principal Mutual. The loan is secured by cross-collateralized and cross-defaulted mortgages encumbering six of the Properties (Eastland, Hutchinson, Markland, Midland, North Towne Square and Forest Mall).
(10) These four notes are cross-collateralized.

SIMON PROPERTY GROUP
Summary of Variable Rate Debt and Interest Rate Protection Agreements
As of September 30, 2001
(In thousands)

Property Name	Maturity Date	Principal Balance 9/30/01	SPG Ownership %	SPG's Share of Loan Balance	Interest Rate (1) 9/30/01	Terms of Variable Rate	Terms of Interest Rate Protection Agreement
Consolidated Indebtedness:							
Variable Rate Debt Effectively Fixed to Maturity:							
Forum Phase I - Class A-2	05/15/04	44,386	60.00 %	26,632	6.190 %	LIBOR + 0.300 %	Through an interest rate protection agreement, effectively fixed at an all-in-rate of 6.19% .
Forum Phase II - Class A-2	05/15/04	40,614	55.00 %	22,338	6.190 %	LIBOR + 0.300 %	Through an interest rate protection agreement, effectively fixed at an all-in-rate of 6.19% .
Simon ERE Facility - Swap component	07/31/04	28,200	100.00 %	28,200	7.750 %	EURIBOR + 0.600 %	Through a cross-currency swap, effectively fixed EURIBOR at rate of 7.75%
CMBS Loan - Variable Component	12/15/04	50,000	100.00 %	50,000	6.200 %	LIBOR + 0.405 %	Through an interest rate protection agreement, effectively fixed at an all-in-rate of 6.2%.
		163,200		**127,169**			
Other Hedged Debt:							
Randall Park Mall - 1	12/11/01	35,000	100.00 %	35,000	5.730 %	LIBOR + 3.100 %	LIBOR Capped at a rate of 6.40% through maturity. Embedded floor is set at 5.25%
Randall Park Mall - 2	12/11/01	5,000	100.00 %	5,000	7.630 %	LIBOR + 5.000 %	LIBOR Capped at a rate of 6.40% through maturity. Embedded floor is set at 5.25%
Unsecured Revolving Credit Facility - (1.25B - capped)	08/25/03	140,000	100.00 %	140,000	3.280 %	LIBOR + 0.650 %	LIBOR Capped at a rate Subject to an 11.53 % LIBOR cap on $90M and a 16.77% LIBOR cap on $50M%
Chesapeake Square	07/01/06	47,000	75.00 %	35,250	5.380 %	LIBOR + 2.750 %	LIBOR Capped at a rate of 6.5% through July 1, 2004.
		227,000		**215,250**			

SIMON PROPERTY GROUP
Summary of Variable Rate Debt and Interest Rate Protection Agreements (Continued)
As of September 30, 2001
(In thousands)

Property Name	Maturity Date	Principal Balance 9/30/01	SPG Ownership %	SPG's Share of Loan Balance	Interest Rate (1) 9/30/01	Terms of Variable Rate	Terms of Interest Rate Protection Agreement
Floating Rate Debt:							
SPG, L.P. Unsecured Term Loan - 1	02/28/02	150,000	100.00 %	150,000	3.430 %	LIBOR + 0.800 %	
Highland Lakes Center	03/01/02	12,877	100.00 %	12,877	4.130 %	LIBOR + 1.500 %	
White Oaks Mall	03/01/02	16,500	54.92 %	9,062	5.260 %	LIBOR + 1.300 %	Based on 90-day LIBOR (set on August 31, 2001).
SPG, L.P. Unsecured Term Loan - 2	03/30/02	22,929	100.00 %	22,929	3.630 %	LIBOR + 1.000 %	
Mainland Crossing	03/31/02	1,603	80.00 %	1,282	4.130 %	LIBOR + 1.500 %	
Bowie Mall -1	12/14/02	4,500	100.00 %	4,500	4.130 %	LIBOR + 1.500 %	
Richmond Towne Square	07/15/03	58,646	100.00 %	58,646	3.630 %	LIBOR + 1.000 %	
Unsecured Revolving Credit Facility	08/25/03	583,000	100.00 %	583,000	3.280 %	LIBOR + 0.650 %	
Shops @ Mission Viejo	08/31/03	145,256	100.00 %	145,256	3.680 %	LIBOR + 1.050 %	
Arboretum	11/30/03	34,000	100.00 %	34,000	4.130 %	LIBOR + 1.500 %	
Jefferson Valley Mall	01/11/04	60,000	100.00 %	60,000	3.880 %	LIBOR + 1.250 %	
SPG, L.P. Unsecured Term Loan - 3	03/15/04	65,000	100.00 %	65,000	3.430 %	LIBOR + 0.800 %	
North East Mall	05/21/04	148,794	100.00 %	148,794	4.005 %	LIBOR + 1.375 %	
Simon ERE Facility - Variable component	07/31/04	10,335	100.00 %	10,335	3.230 %	EURIBOR + 0.600 %	
Waterford Lakes	08/16/04	65,781	100.00 %	65,781	4.030 %	LIBOR + 1.400 %	
Brunswick Square	06/12/05	45,000	100.00 %	45,000	4.130 %	LIBOR + 1.500 %	
Bowie Mall -2	12/14/05	34,181	100.00 %	34,181	4.130 %	LIBOR + 1.500 %	
Riverway	10/01/06	110,000	100.00 %	110,000	3.780 %	LIBOR + 1.150 %	
		1,568,402		**1,560,643**			
Joint Venture Indebtedness:							
Other Hedged Debt:							
Dadeland Mall	02/01/03	140,000	50.00 %	70,000	3.430 %	LIBOR + 0.800 %	LIBOR Capped at 8.45% through February 1, 2002%.
CMBS Loan - Floating Component (IBM)	05/01/03	184,500	50.00 %	92,250	3.128 %	LIBOR + 0.4965 %(2)	LIBOR Capped at 11.53% through maturity. (3)
Circle Centre Mall - 1	01/31/04	60,000	14.67 %	8,802	3.070 %	LIBOR + 0.440 %	LIBOR Capped at 8.81% through January 31, 2002%.
Circle Centre Mall - 2	01/31/04	7,500	14.67 %	1,100	4.130 %	LIBOR + 1.500 %	LIBOR Capped at 7.75% through January 31, 2002%.
Emerald Square Mall	04/01/05	145,000	49.14 %	71,249	4.118 %	LIBOR + 1.488 %	LIBOR Capped at 7.73% through March 31, 2003%.
Mall of America	03/10/05	312,000	27.50 %	85,800	3.143 %	LIBOR + 0.513 %	LIBOR Capped at 8.7157% through March 12, 2003%.
Northfield Square	04/30/05	37,000	31.60 %	11,692	5.130 %	LIBOR + 2.500 %	LIBOR Capped at 8.50% through April 30,2003, embedded.
Seminole Towne Center	07/01/05	70,500	45.00 %	31,725	5.130 %	LIBOR + 2.500 %	LIBOR Capped at 8% through July 1, 2003.
CMBS Loan - Floating Component - 2 (IBM)	05/15/06	81,400	50.00 %	40,700	3.000 %	LIBOR + 0.3695 %(2)	LIBOR Capped at 11.83% through maturity.
		1,037,900		**413,319**			

SIMON PROPERTY GROUP
Summary of Variable Rate Debt and Interest Rate Protection Agreements (Continued)
As of September 30, 2001
(In thousands)

Property Name	Maturity Date	Principal Balance 9/30/01	SPG Ownership %	SPG's Share of Loan Balance	Interest Rate (1) 9/30/01	Terms of Variable Rate	Terms of Interest Rate Protection Agreement
Floating Rate Debt:							
Montreal Forum	01/31/02	32,843	35.63 %	11,700	7.500 %	Canadian Prime	
Shops at Sunset Place, The	06/30/02	113,829	37.50 %	42,686	3.780 %	LIBOR + 1.150 %	
Liberty Tree Mall	10/01/03	46,160	49.14 %	22,682	4.130 %	LIBOR + 1.500 %	
Concord Mills	12/02/03	180,288	37.50 %	67,608	3.980 %	LIBOR + 1.350 %	
Orlando Premium Outlets	02/12/04	58,173	50.00 %	29,087	3.930 %	LIBOR + 1.300 %	
Arundel Mills	04/30/05	155,124	37.50 %	58,172	4.030 %	LIBOR + 1.400 %	
Fashion Centre Pentagon Office	09/10/04	33,000	42.50 %	14,025	4.130 %	LIBOR + 1.500 %	
		619,417		**245,959**			

SIMON PROPERTY GROUP
New Development Activities
As of September 30, 2001

Mall/ Location	Simon Group's Ownership Percentage	Actual/ Projected Opening	Total Projected Cost (1) ($in millions)	Non-Anchor Sq. Footage Leased/ Committed	GLA (sq. ft.)
Projects Under Construction					
Bowie Town Center Bowie, MD	100.0%	18-Oct-01	$ 66	100%	657,000
Anchors/Major Tenants:		*Hecht's, Sears, Old Navy, Barnes & Noble, Bed Bath & Beyond, Safeway*			

(1) Includes soft costs such as architecture and engineering fees, tenant costs (allowances/leasing commissions), development, legal and other fees, marketing costs, cost of capital, and other related costs.

SIMON PROPERTY GROUP
Significant Renovation/Expansion Activities
As of September 30, 2001

Mall/ Location	Simon Group's Ownership Percentage	Actual/ Projected Opening	Projected Cost (in millions) (1)	GLA Before Renov/Expan (sq. ft.)	New or Incremental GLA (sq. ft.)
Recently Completed					
The Shops at Mission Viejo **Mission Viejo, CA**	100 %	8/01	$146	817,000	427,000

Project Description: *Macy's expansion (opened 8/01)*
Previously opened: Old Navy, PF Chang's and California Café (12/00);
Robinsons-May expansion and remodel and food court addition (10/00);
New Nordstrom, small shop expansion and renovation, new parking structure;
new Saks Fifth Avenue (9/99)

North East Mall **Hurst, TX**	100 %	10/01	$103	1,141,000	308,000

Project Description: *New Foley's (opened 10/01)*
Previously opened: New Nordstrom (3/01); new Saks Fifth Avenue, mall
renovation and parking deck (9/00); JCPenney remodel and expansion and
parking deck (11/99); new Dillard's, mall expansion and parking deck (9/99)

(1) Includes soft costs such as architecture and engineering fees, tenant costs (allowances/leasing commissions), development, legal and other fees, marketing costs, cost of capital, and other related costs.

SIMON PROPERTY GROUP
Capital Expenditures
For the Nine Months Ended September 30, 2001

(In millions)

	Consolidated Properties	Joint Venture Properties	
		Total	Simon's Share
New Developments	$ 59.6	$ 44.0	$ 16.9
Renovations and Expansions	76.3	35.0	16.2
Tenant Allowances	37.0	15.9	6.1
Operational Capital Expenditures at Properties	19.8	7.0	3.1
Other	-	-	-
Totals	$ 192.7	$ 101.9	$ 42.3

Exhibit 99.2



CONTACTS:
Shelly Doran   **317.685.7330** **Investors**
Billie Scott   **317.263.7148** **Media**

FOR IMMEDIATE RELEASE


SIMON PROPERTY GROUP ANNOUNCES STRONG THIRD QUARTER RESULTS
WITH 9% FFO GROWTH


Indianapolis, Indiana – November 8, 2001...Simon Property Group, Inc. (the "Company") (NYSE:SPG) today announced results for the quarter ended September 30, 2001. Diluted funds from operations for the quarter increased 8.8%, to $0.87 per share from $0.80 per share in 2000. Diluted funds from operations for the nine months increased 6.2%, to $2.39 per share from $2.25 per share in 2000.

As was reported by the Company on October 19th, during the third quarter the Company recorded a charge of $16.6 million related to the write-off of its clixnmortar initiative and other miscellaneous technology investments. This charge does not affect FFO.

Occupancy for mall and freestanding stores in the regional malls at September 30, 2001 was 90.6% as compared to 90.5% at September 30, 2000. Total retail sales per square foot were $378 per square foot at September 30, 2001 as compared to $375 one year earlier, while comparable retail sales per square foot were $380 per square foot as compared to $385 one year earlier. Average base rents for mall and freestanding stores in the regional mall portfolio were $29.03 per square foot at September 30, 2001, an increase of $1.06 or 3.8%, from September 30, 2000. The average initial base rent for new mall store leases signed year-to-date was $35.29, an increase of $6.68 or 23% over the tenants who closed or whose leases expired.

"We are pleased that in these most difficult economic times, SPG was able to deliver solid operating performance and earnings growth for our shareholders," said David Simon, chief executive officer.

<u>**Acquisition Activities**</u>

On October 1st, the Company acquired a 50 percent ownership interest in San Diego's Fashion Valley Mall from Lend Lease Real Estate Investments, on behalf of its Prime Property Fund. Fashion Valley has dominated the San Diego-area retail scene since it opened in 1969. Located in the Mission Valley area, this 1.7 million square foot open-air, super-regional mall is anchored by Neiman Marcus, Nordstrom, Saks Fifth Avenue, Macy's, Robinsons-May and JCPenney. One of the nation's most successful retail centers, Fashion Valley is 99% leased and generates small shop sales in excess of $575 per square foot. Total sales generated by the mall exceed $650 million annually.

Concurrent with the closing, the partnership secured a $200 million, 7-year mortgage from Lehman Brothers that bears interest at a fixed rate of 6.50%. The Company also assumed management responsibilities for the mall.

"Fashion Valley is one of the most productive centers in California, making this acquisition a perfect fit within Simon's strategy to own and manage highly productive, market-dominant malls," said Richard S. Sokolov, president and chief operating officer. "The transaction will be immediately accretive to earnings and expands Simon's presence in the California market."

In August, SPG also closed on the restructuring of ownership interests of The Fashion Centre at Pentagon City. This transaction increased SPG's economic ownership interest to 50%. Fashion Centre, built by Simon in 1990, is one of the nation's most successful mixed-use projects. The mall portion of the project is anchored by Nordstrom and Macy's and produces annual sales in excess of $700 per square foot. CalPERS, the California Public Employees Retirement System, assumed ownership of the remaining 50% of Fashion Centre.

New Development Activities

Bowie Town Center in Bowie, Maryland, an open-air regional shopping center comprising 556,000 square feet, opened on October 18th. The center is anchored by Hecht's (which opened August 8th) and Sears (which opened October 17th), and features Barnes & Noble, Bed Bath & Beyond and Old Navy. This new development also features a 101,000 square foot grocery retail component anchored by Safeway that will open in early 2002.

Retailers have demonstrated exceptional sales at the property since opening. The grand opening of Hecht's was one of the most successful launches of a Hecht's branch in the store's 144-year history, significantly exceeding the retailer's expectations. The Sears location at Bowie has substantially outperformed its sales plan since opening.

Bowie Town Center is 100% leased. Small shop tenants at Bowie include American Eagle, Lindt's Chocolate, Benetton, Gap, Gap Kids, Ann Taylor Loft, Victoria's Secret, Bath & Body, Wet Seal and Wilson's Leather. The center also features a restaurant lineup including Pizzeria Uno, Starbuck's, Olive Garden and Panera Bread. Best Buy will also be located on a peripheral site at the property.

Grand opening events for Bowie Town Center will take place November 9th through the 11th, commemorating the opening of the first major shopping center in Prince George's County in over 20 years.

Financing Activities

During the third quarter, SPG retired the third and final tranche of the CPI acquisition debt facility totaling $435 million. Funds used to retire this debt were primarily generated from:

- $277 million 10 year financing of a four mall pool CMBS loan at a fixed rate of 6.99%, and
- $110 million financing of Riverway Office complex at Libor + 115 bps.

Subsequent to September 30th, the Company's partnership subsidiary, Simon Property Group, L.P., completed the sale of $750 million of 6.375% senior unsecured notes due November 15, 2007. Net proceeds from the offering were initially used to reduce the outstanding balance of the Company's $1.25 billion unsecured credit facility. The transaction was priced on October 23, 2001.

"We were very pleased to complete this financing transaction at attractive, long term fixed rates," said Stephen E. Sterrett, chief financial officer. "The offering was increased from its original size of $500 million due to strong investor demand, demonstrating the attractiveness of the Simon name in the unsecured market."

Dividends

On November 7th, the Company declared a common stock dividend of $0.525 per share. This dividend will be paid on November 30, 2001 to shareholders of record on November 19, 2001. The Company also declared dividends on its three public issues of preferred stock, all payable on December 31, 2001 to shareholders of record on December 17, 2001:

- Simon Property Group, Inc. 6.50% Series B Convertible Preferred Stock (NYSE:SPGPrB) - $1.625 per share

- Simon Property Group, Inc. 8.75% Series F Cumulative Redeemable Preferred Stock (NYSE:SPGPrF) - $0.546875 per share

- Simon Property Group, Inc. 7.89% Series G Cumulative Preferred Stock (NYSE:SPGPrG)- $0.98625 per share.

2001 Earnings Estimates

Based upon year-to-date results and its view of current market conditions, the Company is comfortable with analyst consensus estimates for 2001 FFO of $3.52 on a diluted per share basis.

Estimates of future FFO per share are, and certain other matters discussed in this press release may be, deemed forward-looking statements within the meaning of the federal securities laws. Although the Company believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to, the national, regional and local economic climate, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and changes in market rates of interest. The reader is directed to the Company's various filings with the Securities and Exchange Commission, including quarterly reports on Form 10-Q, reports on Form 8-K and annual reports on Form 10-K for a discussion of such risks and uncertainties.

Simon Property Group, Inc., headquartered in Indianapolis, Indiana, is a self-administered and self-managed real estate investment trust which, through its subsidiary partnerships, is engaged in the ownership, development, management, leasing, acquisition and expansion of income-producing properties, primarily regional malls and community shopping centers. It currently owns or has an interest in 252 properties containing an aggregate of 187 million square feet of gross leasable area in 36 states as well as six assets in Europe and Canada. Together with its affiliated management company, Simon owns or manages approximately 191 million square feet of gross leasable area in retail and mixed-use properties. Shares of Simon Property Group, Inc. are paired with beneficial interests in shares of stock of SPG Realty Consultants, Inc. Additional Simon Property Group information is available at **www.shopsimon.com.**

Supplemental Materials

The Company's September 30, 2001 Form 10-Q and supplemental information package (on Form 8-K) may be requested in e-mail or hard copy formats by contacting Shelly Doran – Director of Investor Relations, Simon Property Group, P.O. Box 7033, Indianapolis, IN 46207 or via e-mail at sdoran@simon.com.

Conference Call

The Company will provide an online simulcast of its third quarter conference call at **www.shopsimon.com** (Corporate Info tab) and **www.streetevents.com**. To listen to the live call, please go to either of these websites at least fifteen minutes prior to the call to register, download and install any necessary audio software. The call will begin at 4:00 p.m. Eastern Standard Time today, November 8th. An online replay will be available for approximately 90 days at **www.shopsimon.com**.

SIMON
Combined Financial Highlights[(A)]
Unaudited
(In thousands, except as noted)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	2000	2001	2000
Revenue:				
Minimum rent	$ 312,328	$ 299,708	$ 926,845	$ 890,435
Overage rent	8,568	9,700	25,581	28,456
Tenant reimbursements	146,308	145,237	441,271	444,384
Other income	33,443	39,281	85,896	96,161
Total revenue	500,647	493,926	1,479,593	1,459,436
Expenses:				
Property operating	81,620	78,779	243,060	235,220
Depreciation and amortization	111,196	106,983	324,459	304,611
Real estate taxes	45,807	49,032	147,320	147,183
Repairs and maintenance	17,287	15,930	56,347	51,690
Advertising and promotion	14,049	11,473	40,473	42,728
Provision for credit losses	2,677	3,326	7,824	7,671
Other	13,552	8,990	27,098	27,474
Total operating expenses	286,188	274,513	846,581	816,577
Operating Income	214,459	219,413	633,012	642,859
Interest Expense	149,044	160,668	456,938	474,534
Income before Minority Interest	65,415	58,745	176,074	168,325
Minority Interest	(2,486)	(2,382)	(7,717)	(7,099)
Gain (Loss) on Sales of Real Estate	(131)	151	2,552	8,809 (B)
Income before Unconsolidated Entities	62,798	56,514	170,909	170,035
Income from Unconsolidated Entities	6,787	20,920	32,421	54,447
Income before Extraordinary Items and Cumulative Effect of Accounting Change	69,585	77,434	203,330	224,482
Extraordinary Items – Debt Related Transactions	(220)	-	(245)	(440)
Cumulative Effect of Accounting Change	-	-	(1,638)(C)	(12,342)(D)
Income before Allocation to Limited Partners	69,365	77,434	201,447	211,700
Less: Limited Partners' Interest in the Operating Partnerships	13,780	16,075	39,400	42,346
Less: Preferred Distributions of the SPG Operating Partnership	2,835	2,816	8,582	8,450
Less: Preferred Dividends of Subsidiary	-	7,333	14,668	22,001
Net Income	52,750	51,210	138,797	138,903
Preferred Dividends	(16,499)	(9,185)	(34,861)	(27,623)
Net Income Available to Common Shareholders	$ 36,251	$ 42,025	$ 103,936	$ 111,280

SIMON
Combined Financial Highlights[(A)]
Unaudited
(In thousands, except as noted)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	**2000**	**2001**	**2000**
PER SHARE DATA:				
Basic and Diluted Income per Paired Share:				
Before Extraordinary Items and				
Cumulative Effect of Accounting Change	$ 0.21	$ 0.24	$ 0.61	$ 0.69
Extraordinary Items	-	-	-	-
Cumulative Effect of Accounting Change	-	-	(0.01)	(0.05)
Net Income Available to Common Shareholders	$ 0.21	$ 0.24	$ 0.60	$ 0.64

SELECTED BALANCE SHEET INFORMATION

	September 30, 2001	December 31, 2000
Cash and Cash Equivalents	$ 161,733	$ 223,111
Investment Properties, Net	$ 11,447,354	$ 11,564,414
Mortgages and Other Indebtedness	$ 8,792,090	$ 8,728,582

SELECTED REGIONAL MALL OPERATING STATISTICS

	September 30,	
	2001	**2000**
Occupancy[(E)]	90.6%	90.5%
Average Rent per Square Foot[(E)]	$ 29.03	$ 27.97
Total Sales Volume (in millions)[(F)]	$ 11,161	$ 10,842
Comparable Sales per Square Foot[(F)]	$ 380	$ 385
Total Sales per Square Foot[(F)]	$ 378	$ 375

Notes:
(A)   Represents combined condensed financial statements of Simon Property Group, Inc. and its paired share affiliate, SPG Realty Consultants, Inc.
(B)   Net of asset write downs of $10.6 million for the nine months ended September 30, 2000.
(C)   Due to the adoption of SFAS 133 – Accounting for Derivatives and Financial Instruments on January 1, 2001.
(D)   Due to the adoption of SAB 101 on January 1, 2000, which requires overage rent to be recognized as revenue only when each tenant's sales exceed their sales threshold. Previously, the Company recognized overage rent based on reported and estimated sales through the end of the period, less the applicable prorated base sales amount.
(E)   Includes mall and freestanding stores.
(F)   Based on the standard definition of sales for regional malls adopted by the International Council of Shopping Centers, which includes only mall and freestanding stores.

SIMON
Combined Financial Highlights[(A)]
Unaudited
(In thousands, except as noted)

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS ("FFO")

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2001	**2000**	**2001**	**2000**
Income before extraordinary items and cumulative effect of accounting change [(1) (2)]	$ 69,585	$ 77,434	$ 203,330	$ 224,482
Plus: Depreciation and amortization from combined consolidated properties	110,799	105,600	323,545	302,742
Plus: Simon's share of depreciation and amortization from unconsolidated entities	33,955	30,395	98,675	87,251
Plus: Write-off of Technology Investments	16,645	-	16,645	-
Less: (Gain) Loss on sales of real estate	131	(151)	(2,552)	(8,809)
Less: Minority interest portion of depreciation, amortization and extraordinary items	(1,540)	(1,491)	(4,527)	(4,446)
Less: Preferred distributions (including those of subsidiary)	(19,334)	(19,334)	(58,111)	(58,074)
FFO of the Simon Portfolio	$ 210,241	$ 192,453	$ 577,005	$ 543,146
FFO of the Simon Portfolio	$ 210,241	$ 192,453	$ 577,005	$ 543,146
Basic FFO per Paired Share:				
Basic FFO Allocable to the Companies	$ 152,683	$ 139,472	$ 418,965	$ 394,021
Basic Weighted Average Paired Shares Outstanding	172,746	172,759	172,413	173,216
Basic FFO per Paired Share	$ 0.88	$ 0.81	$ 2.43	$ 2.27
Diluted FFO per Paired Share:				
Diluted FFO Allocable to the Companies	$ 162,847	$ 148,962	$ 447,549	$ 421,997
Diluted Weighted Average Number of Equivalent Paired Shares	187,416	187,293	187,153	187,803
Diluted FFO per Paired Share	$ 0.87	$ 0.80	$ 2.39	$ 2.25

Notes:

(1) Includes gains on land sales of $5.0 million and $6.3 million for the three months ended September 30, 2001 and 2000, respectively, and $8.3 million and $10.8 million for the nine months ended September 30, 2001 and 2000, respectively.

(2) Includes straight-line adjustments to minimum rent of $3.3 million and $4.6 million for the three months ended September 30, 2001 and 2000, respectively, and $9.4 million and $14.9 million for the nine months ended September 30, 2001 and 2000, respectively.

SIMON PROPERTY GROUP Exhibit 99.3
Conference Call Text
November 8, 2001

Forward Looking Statement (Shelly Doran)

Good afternoon and welcome to the Simon Property Group third quarter earnings conference call. Please be aware that statements made during this call that are not historical may be deemed forward-looking statements. Although the Company believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward looking statements due to a variety of risks and uncertainties. Those risks and uncertainties include, but are not limited to: national, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and changes in market rates of interest. We direct you to the Company's various filings with the Securities and Exchange Commission for a detailed discussion of risks and uncertainties.

Acknowledging the fact that this call may be webcast for some time to come, we believe it is important to note that today's call includes time-sensitive information that may be accurate only as of today's date, November 8th, 2001.

The Company's quarterly supplemental information package will be filed as a Form 8-K early next week. This filing will be available via mail or e-mail. If you would like to be added to the list for email distribution of this information, please notify me, Shelly Doran, at sdoran@simon.com.

Participating in today's call will be David Simon (chief executive officer), Rick Sokolov (president and chief operating officer) and Steve Sterrett (chief financial officer). Mike McCarty, our Senior VP of Research and Corporate Communications will also be available during the Q&A session. Rick is calling in from our new retail project, Bowie Town Center, where he is participating in grand opening events. And now, Mr. Simon will provide opening comments.

Opening Comments (David Simon)

Good afternoon everyone. Thank you for participating in our call today. 2001 continues to be a most challenging year in which to operate. When we reported last quarter, we were facing the country's most significant economic slowdown in a decade. I believe that all of you would agree that the events of September 11th have now pushed us firmly into a recession.

We at Simon Property Group wish to extend our heartfelt sympathies to the people of New York City, Washington, D.C. and surrounding areas for their tragic losses. We were pleased to have our malls in those cities serve as community gathering places in the days after 9/11 and to work with local communities all across the country to raise over $4 million in support of disaster relief efforts.

The tragic events of 9/11 have profoundly affected the world in which we live and do business and the effects will be both short-term and long lasting. We believe SPG is well-positioned to deal with the challenges facing us and later in the call today we will provide our current views on the key areas of the company most affected by these recent events.

These are challenging times for us all, but we continue to seek opportunities to position our organization for future growth.

And now I would like to ask Steve to provide commentary on financial and operational results.

Financial and Operational Results (Steve Sterrett)

Financial factors of note during the third quarter are as follows:

- Diluted FFO per share increased by 8.8%, to $.87 versus $.80 in 2000. This is consistent with the prior guidance we provided to you, as well as our October 19th pre-release. Diluted FFO for the nine months increased by 6.2%, to $2.39 per share, as compared to $2.25 in 2000. Included in our third quarter results is MerchantWired's negative impact on FFO of $4.7 million.
- If we were to exclude the flow-through losses from MerchantWired, our diluted FFO for the quarter would have been $.89, for an increase of 11.3%, and diluted FFO for the nine months would have been $2.43, for an increase of 8.0%. David will discuss MerchantWired in more detail shortly.

Some of the statistical highlights include:

- Occupancy increased 10 basis points from September 30, 2000 to 90.6% at September 30, 2001.
- Sales were essentially flat for the quarter. Total sales per square foot increased to $378 per square foot, while comparable sales per square foot, i.e. sales of tenants who have been in place for at least 24 months, were $380 per square foot, a decrease of 1%. Prior to 9/11, comp sales were flat over the prior year. In September, because of the events of 9/11, we saw a sales decline of 6.8% - leading to the year-to-date decline of 1%.
- Average base rent increased 3.8% to $29.03 per square foot.
- The average initial base rent for new mall store leases signed so far during 2001 was $35.29, versus average rents of $28.61 for those tenants who closed or whose leases expired, for a spread of $6.68, or 23%. Despite the weakening economy, our leasing spread has remained strong, and this is consistent with both our historical average and our expectations going forward.
- Same property NOI growth for the nine months was 3.3%. We expect to end the year in the 3.5 to 4% range, as we discussed during last quarter's call.

Now let me spend a couple of minutes talking about some of the major items that occurred during the quarter and other trends we're seeing in the business:

1. Occupancy continues to be positive on a year-over-year basis despite our continuing absorption of tenant losses due to bankruptcy, which is now at one million square feet for the regional mall portfolio. We believe that the impact of tenant bankruptcies is now over for 2001. We also lost occupancy due to non-bankruptcy related closings such as Warner Brothers and Northern Reflections, aggregating over 240,000 square feet. That being said, all of our leasing activity for 2001 is now done, and we still expect occupancy to be flat or perhaps slightly up at 12/31 versus 12/31/00.
2. Leasing spreads are holding firm. We have seen no erosion in the pricing power we have for our space, and don't expect to see any in the foreseeable future.
3. We recorded an additional $5.7 million of profit relating to the Kimsward venture in the third quarter, bringing our year-to-date total to $15.4 million. Most of this (about $10 million) is recorded in the income from unconsolidated entities line. Profitability from the Kimsward transaction generally has offset lower levels of other income in 2001 from land sales and other miscellaneous items. We expect to see some residual profitability from the Kimsward venture in the fourth quarter.
4. Percentage-based rents continue to lag prior-year levels, due primarily to the soft retail environment and the decrease in September sales.
5. As was reported by the Company on October 19th, our third quarter results include a charge of $16.6 million related to the write-off of investments in the clixnmortar initiative and other miscellaneous technology investments. The charge is recorded in two places on our income statement – approximately $3 million from the write-off of investments in technology start-up companies is included in Other Expense - with the balance, representing the clix investment, reflected in income from unconsolidated entities. This write-off does not affect FFO. We have taken the position that this charge, due to its extraordinary nature, should not impact FFO. We recognize that the treatment by other REITs has been mixed on this issue. However, it should be noted that the ongoing operating losses from all of our technology initiatives, including MerchantWired and clix, have been flowing through FFO as incurred.

Earnings Guidance

Let me just talk for a minute about earnings guidance:
- We are comfortable with current consensus analyst estimates for 2001 FFO of $3.52.
- For 2002, we are currently in the midst of our annual budget process, which historically is not completed until mid-December. We expect to generate meaningful growth in FFO for 2002 and we will provide guidance for the year in December, after the completion of our budget.

Post 9/11 Impact

I would like to take a few minutes here to provide some insight into our views of the world post-9/11. We have identified the four key areas of the Company that have been the most directly affected.

Retail Sales and Traffic Trends
- We expect retail sales to remain soft nationally. As mentioned earlier, through August our comparable sales per square foot were essentially flat over prior year levels. Given the passage of time and assuming a continuing return to a more normal environment, we would expect sales in the near-term to return to pre-9/11 levels and essentially be flat over the prior year.
- In general, our retailers perform better in SPG malls than they do nationally. For example, 8 of our top 10 largest retailers generate better comp store sales growth in the SPG portfolio than they do nationally.
- Shopper traffic overall has returned to pre-9/11 levels, although some properties dependent on tourist traffic have not.
- We believe that SPG malls may be the beneficiaries of a growing trend for people to shift away from long-distance vacation plans. There is a reasonable chance that the local regional mall could become the destination for shorter vacations or for those who choose to forego vacations altogether.

Impact on Leasing Activities
- The majority of our retailers have indicated that they are going ahead with their 2002 expansion plans. 9/11 has not altered their thinking in this area. Some retailers, however, have said that they will either wait and see how they perform in the upcoming holiday season before they commit to new openings next year, or that they will open no new stores in 2002. Given this climate, the general financial health of our tenants, and the Fed's aggressive actions to prop up the economy, we do not expect to see year-over-year erosion in occupancy in 2002.

Security and Mall Operations
- The safety of shoppers and employees is and always has been a top priority for Simon Property Group.
- The 2 billion shoppers who pass through our doors each year expect, and have always had, a safe shopping environment. We expect that to continue.
- Since 9/11, we have intensified already-established relationships with law enforcement and safety authorities to ensure that all appropriate security measures are being taken.
- We have enacted certain enhancements to our security since 9/11. There is a resultant cost from these enhancements, although we do not expect this cost to be significant. Security costs are allocable to CAM, therefore, there is no meaningful impact to SPG's bottom line. We are also attempting to aggressively lower other operational expenses in an effort to keep CAM from increasing and minimizing the burden on our tenants.

Risk Management Program
- The real estate industry is facing stern challenges in insurance renewals for 2002 and beyond. As most of you have been reading, the Federal government will very likely play a role in providing terrorism insurance coverage for commercial real estate.
- Because of SPG's portfolio size, geographic diversity, and ability to accept higher retention levels than others in our industry, we are as well positioned as we can be in this area. This will result in our ability to provide lower insurance costs per square foot to our tenants and partners, while maintaining broad coverages that afford appropriate risk management.
- However, the cost of insurance coverage is expected to increase. We expect property insurance prices to increase and general liability insurance prices to increase. Having said that, these costs are also generally recoverable through CAM, thus there is minimal impact to SPG's bottom line. We are also much better positioned than our peers to manage this situation due to the existence of our 100%-owned captive insurance subsidiary, Rosewood.

Liquidity and Capital Activities

Lastly, I would like to discuss liquidity and capital activities. During the third quarter, we completed the following financing transactions:

- In August, we completed a financing pool on 4 "middle market" regional malls. This 10-year, $277 million loan was obtained at a fixed rate of 6.99%.
- We also placed a $110 million, 3-year mortgage on the Riverway office building at LIBOR plus 115 basis points.
- We then used the proceeds from the above transactions, along with excess cash flow, to retire the third and final $435 million tranche of the CPI-related unsecured term loan facility.

In October, we completed the sale of $750 million of 6.375% senior unsecured notes due November 15, 2007. All securities in this offering were rated Baa1 by Moody's and BBB by Standard & Poor's. Net proceeds from the offering have been initially used to reduce the outstanding balance of the Company's $1.25 billion unsecured credit facility. As of today, the outstanding balance on our line is only $50 million, with $1.2 billion of unused availability. Over the next few months, the Company plans to also retire $235 million in mortgage indebtedness on six wholly owned properties and to retire $250 million of 9% bonds that mature in early 2002. After the ultimate utilization of proceeds, the transaction is dilutive by less than a penny to 2002 FFO. This offering, which was increased from its original size of $500 million due to strong investor demand, demonstrates our ability to successfully access the unsecured debt market. And despite the potential intoxication with current LIBOR rates, we think that this was a perfect time to lock-in very attractive long term, fixed rate financing to fund our business.

Our balance sheet is as strong as it has ever been, with strong liquidity from the availability on our corporate credit facility and over $800 million of EBITDA expected to be generated in the year 2001 from properties that are unencumbered. Our interest coverage ratio remains steady at 2.3 times.

Now I will turn the call over to Rick who will discuss our development and acquisition activities.

Development Activities (Rick Sokolov)

Hello from Bowie Town Center in Bowie, Maryland, which is our only new development opening in 2001. Bowie is an open-air regional shopping center comprising 556,000 square feet. Many of its tenants "soft" opened on October 18th. The center is anchored by Hecht's (which opened August 8th) and Sears (which opened October 17th) and features Barnes & Noble, Bed Bath & Beyond and Old Navy. Safeway anchors a 101,000 square foot grocery retail component, which will open in early 2002.

Shoppers have responded very well at this property since its opening. As was noted in our press release, the grand opening of Hecht's was one of the most successful launches of a Hecht's branch in the store's 144-year history, significantly exceeding May Company's expectations. The Sears location at Bowie has substantially outperformed its sales plan since its opening.

Bowie Town Center is 100% leased. Small shop tenants at Bowie include American Eagle, Lindt's Chocolate, Benetton, Gap, Gap Kids, Ann Taylor Loft, Victoria's Secret, Bath & Body, Wet Seal and Wilson's Leather. The center also features a restaurant lineup including Pizzeria Uno, Starbuck's, Olive Garden and Panera Bread. Best Buy will also be located on a peripheral site at the property. Because of the strong and immediate lease-up, the stabilized year for Bowie is 2002, and we will generate an unlevered return of 10.5%.

The center looks terrific and customer traffic is very brisk. This retail project fills an important niche in this marketplace, and I believe that we have come up with a concept that both retailers and shoppers will be pleased with.

Acquisition Activities

On October 1st, SPG closed on the acquisition of a 50% ownership interest in Fashion Valley Mall in San Diego, California. This 1.7 million square-foot, super-regional mall is anchored by Neiman Marcus, Nordstrom, Saks Fifth Avenue, Macy's, Robinsons-May and JCPenney. Fashion Valley is 99% leased and generates small shop sales in excess of $575 per square foot. Total sales generated by the mall exceed $650 million annually.

The 50% interest was purchased from Lend Lease Real Estate Investments through its Prime Property Fund, who remains our partner. Concurrent with the closing, the partnership secured a $200 million, 7-year mortgage bearing interest at 6.5%. Simon also assumed management responsibilities for the mall.

Our 50% interest was purchased at a cost of $165 million, including our share of debt. The expected first year return is approximately 8.4% and the projected cash return on our equity approaches 13%.

We believed it was opportunistic to acquire Fashion Valley for the following reasons:
- It is the highest producing center in San Diego with the only Neiman Marcus in San Diego County and is clearly the "center of choice" for retailers operating in that market.
- It is one of the most productive centers in California and fits perfectly with SPG's strategy to acquire highly productive, market-dominant malls.
- The potential exists to upgrade the tenant mix with luxury tenants and to increase cash flow through our SBV and SBN initiatives.
- Competition presents no serious challenge, and there are no new projects on the horizon to threaten current customer shopping patterns.
- The acquisition is immediately accretive to SPG FFO.

In August, we closed on the restructuring of ownership interests of The Fashion Centre at Pentagon City. Our previous partner exercised a buy-sell provision, triggering the transaction. We increased our economic ownership interest to 50%. CalPERS now owns the remaining 50%.

We believed it was very advantageous to increase our ownership interest in Pentagon for several reasons:
- Pentagon is one of SPG's "trophy" properties with more than 14 million shopper visits annually.
- The center is 100% leased and generated sales per square foot of $750 in 2000.
- There also continues to be upside in the future operating performance of the asset.

And now David will spend a few minutes updating you on our technology initiatives.

Technology Initiatives (David Simon)

As Steve mentioned earlier, during the quarter we took a charge to write-off our clixnmortar investment. Due to the soft economy, our intense focus on MerchantWired, and our unwillingness to solicit retailers with multiple product offerings, we have opted to shelve the clix products for now and to write-off all related costs. And while we will commit no additional resources to clix, we still believe that there is value to the product as we have a U.S. patent pending for the clix technology, and we still believe that it may have viability and value once the economy rebounds.

The only remaining technology investments for the company are MerchantWired and our $2.7 million investment in Facility Pro through Project Constellation.

Now let me update you on the status of MerchantWired. In spite of tougher operating conditions for retailers, we have 10 retailers totaling 3,200 stores using the MerchantWired network today. We have additional retailers in the pipeline for 2002 deployment. We and our other mall REIT partners believe in the MerchantWired concept. MerchantWired today is generating retailer revenues at an annualized pace of approximately $13 million, and we have been successful at aggressively reducing operating expenses; but we still have a ways to go in terms of reaching a cash flow breakeven as we continue to focus on the future of MerchantWired.

Conclusion

In closing, I just want to say that in spite of all of the challenges facing our country today, we remain bullish about our business. As we grew the company through various acquisitions and redevelopment activities, our focus was on adding high quality, market dominant real estate. Our properties are the malls that tenants want to be in. We fully expect our stronger, dominant mall portfolio to weather this economic downturn very well.

In an environment where most S&P 500 companies are experiencing sharp profit declines or losses, we expect to meaningfully grow FFO in 2002. This growth, coupled with our dividend yield that is currently north of 7 percent, will continue to provide an attractive total return to our shareholders.

And now Operator, we are ready to open the call to questions.